UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 22, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 22/Apr to 30/Apr

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Pietro Labriola – Chief Executive Officer

Event: BandNews connection with The New York Times

Date and time: April 22nd, 2021, at 07:00 p.m.

Link: https://www.youtube.com/watch?v=PUxlcMlkSbQ

Topics to be discussed: What to expect from the post-pandemic world? Challenges and the future of the Agribusiness segment.

Renato Ciuchini – Strategy and Transformation Director

Event: Streaming Brasil

Date and time: April 27th, 2021, at 06:00 p.m.

Link: www.operadorasinovadoras.com.br

Topics to be discussed: The impact of 5G and WiFi 6 on the streaming market.

Ana Paula Castello Branco – Advertising, Media & Brand Management Director

Event: Live Business - MBA Event ESPM- RJ

Date and time: April 27th, 2021, at 07:30 p.m.

Link: https://espm.zoom.us/j/92047128539

Topics to be discussed: The current dynamics for branding and brand identity strategies.

Alexandre Dal Forno – Head of IoT and Corporate Products

Event: Podcast 4.0 in the field

Date and time: April 30th, 2021, at 09:00 a.m.

Link: https://join.skype.com/f5ppdy8hPZSh

Topics to be discussed: Digital technologies associated with machines and equipment.

Rio de Janeiro, April 22nd, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 22, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer